EXHIBIT 99.1

Electra to Participate in OECD Conference

TORONTO, Oct. 08, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce CEO Trent Mell will be participating in the 2024 OECD Conference of Mining Regions and Cities taking place October 8 to 11, 2024, in Greater Sudbury, Canada.

The OECD (Organisation for Economic Co-operation and Development) is a forum and knowledge hub for data, analysis and best practices in public policy. This conference brings together stakeholders from across the public and private sectors, academia, civil society organisations, and Indigenous representatives, this year focusing on partnering for sustained development in mining regions and future-proofing regional mineral supply for the energy transition.

Mr. Mell will be speaking as part of a panel discussion, as well as meeting with industry and other stakeholders during the conference. The panel, titled Advancing circular practices to increase local added-value, will discuss unlocking new business opportunities, notably circular economy strategies such as recycling.

Electra CEO, Trent Mell said, “I am looking forward to participating in these important discussions. The OECD Conference of Mining Regions and Cities is an opportunity for stakeholders from various levels of government, locally and globally, along with industry and community representatives to come together to collaborate on solutions for building a greener future. Electra is committed to helping build a sustainable, North American battery materials supply chain, reducing reliance on foreign sources.”

In September 2024, Electra announced a joint venture with the Three Fires Group, an Indigenous-owned economic development agency, Aki Battery Recycling. Aki Battery Recycling will collaborate to source and process lithium-ion battery waste from manufacturers to produce black mass at a state-of-the-art facility to be established in southern Ontario. The black mass will then be further treated using Electra’s proprietary process at its Ontario hydrometallurgical refinery to recover critical minerals that can be reintroduced into the battery supply chain.

In 2023, Electra processed 40 tonnes of black mass at its refining complex north of Toronto to trial its proprietary recycling process. The program is believed to have been the first plant-scale hydrometallurgical recycling of black mass material in North America as well as the first domestic production of nickel-cobalt mixed hydroxide precipitate product (“MHP”). Electra successfully recovered MHP, lithium carbonate, graphite and other commercial products.

Electra’s near-term priority is recommissioning and expanding its Ontario cobalt refinery, while its longer-term vision includes extending its efforts to onshore additional critical mineral refining processes, such as a closed loop for recycled battery materials, a second cobalt sulfate facility in Bécancour, Quebec, and a strategically located North American nickel sulfate refinery to supply battery grade nickel to the North American and global electric vehicle battery market.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.